UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2017 Third Quarter Preliminary Operating Results

On October 26, 2017, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2017. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2017	2Q 2017	% Change Increase (Decrease) (Q to Q)	3Q 2016	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	9,477,872	8,031,623	18.01	6,868,982	37.98
	Cumulative	27,144,353	17,666,481	—	19,266,681	40.89
Net operating profit	Specified Quarter	1,165,404	1,116,147	4.41	721,435	61.54
	Cumulative	3,168,391	2,002,987	—	2,014,380	57.29
Profit before income tax	Specified Quarter	1,199,523	1,247,011	(3.81)	761,857	57.45
	Cumulative	3,411,792	2,212,269	—	2,232,017	52.86
Profit for the period	Specified Quarter	897,402	1,004,749	(10.68)	577,417	55.42
	Cumulative	2,789,740	1,892,338	—	1,727,034	61.53
Profit attributable to shareholders of the parent company	Specified Quarter	897,504	990,081	(9.35)	564,446	59.01
	Cumulative	2,757,686	1,860,182	—	1,689,813	63.19

*	Represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2017	2Q 2017	% Change Increase (Decrease) (Q to Q)	3Q 2016	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	3,951,446	2,753,342	43.51	5,309,256	(25.57)
	Cumulative	13,171,881	9,220,435	—	14,634,921	(10.00)
Net operating profit	Specified Quarter	802,124	686,847	16.78	547,551	46.49
	Cumulative	2,123,636	1,321,512	—	1,479,266	43.56
Profit before income tax	Specified Quarter	822,835	698,914	17.73	560,226	46.88
	Cumulative	2,193,902	1,371,067	—	1,520,684	44.27
Profit for the period	Specified Quarter	632,034	545,768	15.81	421,768	49.85
	Cumulative	1,841,263	1,209,229	—	1,164,954	58.05
Profit attributable to shareholders of the parent company	Specified Quarter	632,034	545,768	15.81	421,768	49.85
	Cumulative	1,841,263	1,209,229	—	1,164,954	58.05

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)*

(Won in millions, %)		3Q 2017	2Q 2017	% Change Increase (Decrease) (Q to Q)		3Q 2016	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,252,353	1,239,814	1.01		1,053,620	18.86
	Cumulative	4,338,357	3,086,004	—		3,299,207	31.50
Net operating profit	Specified Quarter	30,399	89,371	(65.99)		34,971	(13.07)
	Cumulative	248,216	217,817	—		67,843	265.87
Profit before income tax	Specified Quarter	40,393	92,062	(56.12)		42,721	(5.45)
	Cumulative	266,065	225,672	—		71,803	270.55
Profit (Loss) for the period	Specified Quarter	40,950	(17,731)	*	*	36,242	12.99
	Cumulative	132,038	91,088	—		72,133	83.05
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	40,950	(17,731)	*	*	36,242	12.99
	Cumulative	132,038	91,088	—		72,133	83.05

*	Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings released at KB Financial Group’s 2017 third quarter earnings conference, which are based on the Group’s consolidated financial statements.
**	Recorded a profit in the current period compared to a loss in the previous period.
***	The above figures reflect income (loss) from discontinued operations relating to Hyundai Savings Bank, a subsidiary which has been sold as of October 16, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 26, 2017	By:	/s/ Jae Keun Lee
(Signature)
	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer